Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
	June 30,
	2012	2011
Earnings:
Income before equity in losses of unconsolidated joint ventures and noncontrolling interests	$23,611	$22,455
Add:
Distributed income of unconsolidated joint ventures	466	156
Amortization of capitalized interest	255	253
Interest expense	23,372	21,038
Portion of rent expense - interest factor	1,032	906
Total earnings	48,736	44,808

Fixed charges:
Interest expense	23,372	21,038
Capitalized interest and capitalized amortization of debt issue costs	514	249
Portion of rent expense - interest factor	1,032	906
Total fixed charges	$24,918	$22,193

Ratio of earnings to fixed charges	2.0	2.0